ITEM 77 D (a)

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

A Meeting of the Board of Directors (the "Directors") of Federated Total Return Series, Inc.
(the "Corporation") was held on November 17, 1998.

After full discussion, on motion duly made an seconded, the Directors unamimously, and without shareholder approval, authorized and approved a proposal to amend the investment policies of Federated Total Return Bond Fund (the "Fund") as follows:

"The Fund may purchase zero coupon bonds, including pay-in-kind securities." There are many forms of zero coupon securities. Some are issued at a discount and are referred to as zero coupon or capital appreciation bonds. Others are created from interest bearing bonds by separating the right to receive the bond's coupon payments from the right to receive the bond's principal due at maturity, a process known as coupon stripping. Treasury STRIPs, IOs and POs are the most common forms of stripped zero coupon securities. In addition, some securities give the issuer the option to deliver additional securities in place of cash interest payments, thereby increasing the amount payable at maturity. These are referred to as pay-in-kind or PIK securities.





ITEM 77D (e)

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

A non-fundamental policy has been established that permits Federated Total Return Bond Fund (the "Fund") to "invest in mortgage-backed securities primarily by investing in another mutual fund that owns securities and that is advised by an affiliate of the adviser. This other mutual fund is managed independently of the Fund and may incur additional administrative expenses. The Fund may also invest in such securities directly."